Points Named to PROFIT 500 List of Canada's Fastest-Growing
Companies For Fourth Consecutive Year
Ranks as Fourth Fastest Grower for Companies its Size

TORONTO, September 19, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, announces that it has ranked No. 4 as one of Canada’s Fastest-Growing Companies with a revenue greater than $250 million, and ranked No. 258 overall on the 28th annual PROFIT 500 List. Published in the October issue of Canadian Business and at PROFITguide.com, the PROFIT 500 is the definitive ranking of Canada's Fastest-Growing Companies, ranking businesses by their five-year revenue growth.

Points made the 2016 PROFIT 500 list with a five-year revenue growth of 210 percent. This ranks Points as the fourth fastest growing company on the list for those with revenues between $250 and $500 million, and is the only software company in that group. Contributing to another successful year was the growth of Points’ partner loyalty network by 5 new loyalty programs, 21 new products launched or announced, and meaningful progress in advancing its platform strategy.

“Companies become a part of the PROFIT 500 through innovative thinking, smart strategy and sheer grit,” says James Cowan, Editor-in-chief of PROFIT and Canadian Business. “These firms demonstrate what Canadian entrepreneurs can achieve, both at home and across the globe.”

Points’ rapid growth is a direct result of deploying successful new services into the market, forming new loyalty program partnerships around the world, and launching Points Travel and the Loyalty Wallet. At the core of Points' growth strategy is the Loyalty Commerce Platform, which offers transaction-level access to multiple loyalty currencies and powers innovative services that drive increased revenue and member engagement in loyalty programs.

“We are proud to again be recognized as one of Canada’s Fastest-Growing Companies for the fourth year in a row, and especially satisfied in our position near the top of the list for larger companies in Canada,” said CEO, Rob MacLean. "This distinction reflects our ongoing investment in platform developments and product innovation efforts, as well as our successful launch of our two new services, Points Travel and the Loyalty Wallet. We are excited to continue growing our relationships, services, partners, transactions and user engagement."

Points' Loyalty Commerce Platform is a world leading open e-commerce platform that offers transaction-level opportunities to power products and services that allow loyalty programs to drive increased revenue and member engagement. Along with powering a range of private label products for individual loyalty programs, the launched Points Loyalty Wallet connects digital wallets, apps and merchants to their users like never before. It seamlessly integrates loyalty into everyday transactions, delivering personalized, relevant value to millions of consumers. Additionally, Points’ Loyalty Commerce Platform powers Points Travel, an innovative booking solution that allows loyalty partners to seamlessly integrate travel services such as hotel bookings and car rentals into their loyalty programs.

To learn more about Points, visit Points.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About PROFIT and PROFITguide.com
PROFIT is Canada's preeminent media brand dedicated to the management issues and opportunities facing small and mid-sized businesses. For 34 years, Canadian entrepreneurs across a vast array of economic sectors have remained loyal to PROFIT because it's a timely and reliable source of actionable information that helps them achieve business success and get the recognition they deserve for generating positive economic and social change. Visit PROFIT at PROFITguide.com.

About Canadian Business
Founded in 1928, Canadian Business is the longest-serving, best-selling and most-trusted business publication in the country. With a total print readership of more than 600,000, it is the country's premier media brand for executives and senior business leaders. It fuels the success of Canada's business elite with a focus on the things that matter most: leadership, innovation, business strategy and management tactics. We provide concrete examples of business achievement, thought-provoking analysis and compelling storytelling, all in an elegant package with bold graphics and great photography. Canadian Business—what leadership looks like.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474